Second Quarter 2022 Results August 2022 Exhibit 99.2

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Industry information. Certain industry, market and competitive position data in this presentation is based on third-party data provided by Frost & Sullivan. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Industry publications, reports, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources and estimates are subject to the same qualifications and uncertainties.

HIGHLIGHTS & OVERVIEW 01.

All amounts in USD unless stated otherwise Financial highlights – Second Quarter / First Half 2022 Note – Financial figures are unaudited. Convenience translation - The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3918 to US$1.00, being the approximate rate in effect as of June 30, 2022. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 1. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income, Adjusted Net Income Margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Robust revenue Q2 2022 Revenue $117m or S$162m +23.3% Year-on-year Q2 2022 Adjusted Net Income1 $22m or S$30m +35.5% Year-on-year Q2 2022 Adjusted EBITDA1 $36m or S$50m Adjusted EBITDA1 Margins 31.0% Quality earnings growth H1 2022 Net Cash from Operating Activities $76m or S$106m Doubled operating cashflows +98% Year-on-year Industry leading profitability

Spectrum of complex and specialized services Omnichannel Customer Experience Sales & Digital Marketing Content, Trust & Safety1 Drive positive CX outcomes for disruptive, new economy verticals Design and execute digital ad campaigns for small & medium businesses Manage trust & safety across social media & other digital platforms Commencing from Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. The change reflects the industry’s broader view that content moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance. Our content, trust and safety services are comprised of content moderating and monitoring services, trust and safety services and data annotation services. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as content, trust and safety services. Source: Frost & Sullivan report “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. Global CX Market Size US$100b by 20252 (12% CAGR from 2020 to 2025 for New Economy3 industry)

Unique exposure to Southeast Asia’s growth in digital transformation CHINA PHILIPPINES JAPAN THAILAND SPAIN COLOMBIA INDIA MALAYSIA SINGAPORE ROMANIA S. KOREA 16,300+ Employees globally as at Jun 30, 2022 2021 Expansion Existing 2022 Plans INDONESIA VIETNAM 91% Revenue in Southeast Asia H1 2022 Philippines 25% Singapore 22% Malaysia 30% Thailand 14% China 3% Japan 4% Others 2% H1 2022 Revenue Mix by Geography Total might not add up due to rounding.

Strong client growth as Business Development initiatives take flight 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. 2. “Launched client” refers to launched campaigns that are revenue generating 93% Revenue from New Economy1 clients for H1 2022 New logos signed up (during the period) Launched client2 count (as of June 30) Focus on Supporting New Economy1 Clients More than tripled Including two S.E. Asian market leaders, a leading regional airline and one of the largest integrated car e-commerce platforms.

Q2 2022 PERFORMANCE 02.

Q2 financial performance Adj EBITDA Margin2 31.1% 31.0% Adjusted Net Income2 (US$m1) Adjusted EBITDA2 (US$m1) Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3918 assumed in converting Q2 21 and Q2 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. 2. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income and Adjusted Net Income Margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Adj Net Income Margin2 17.0% 18.7% Adjusted EPS: 15¢ Net Income (US$m1) Revenue (US$m1) EPS: 13¢

Q2 revenue by service offering Revenue Change by Service (US$m1) FX rate of US$1 = S$1.3918 assumed in converting Q2 21 and Q2 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. In Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis. Other service fees include revenues classified in the Consolidated Financial Statements as other business process services and other services. +23.3% 95 117 Note – Financial figures are unaudited. Total might not add up due to rounding. +6% +54% +19% Omnichannel CX 59% Content, Trust & Safety2 17% Sales & Digital Marketing 24% Revenue Mix by Service (US$m1) Omnichannel CX Sales & Digital Marketing Content, Trust & Safety2 Others3 1%

Q2 operating expenses Operating Costs as a % of Revenue (%) Total Operating Cost (US$m) 77.3% 77.5% Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. FX rate of US$1 = S$1.3918 assumed in converting Q2 21 and Q2 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. 75.3% excluding share-based payment expense +31% -6% +1% +26% excluding share-based payment expense Employee benefits Depreciation All others

H1 2022 PERFORMANCE 03.

H1 financial performance Adj EBITDA Margin2 31.1% 31.1% Adjusted Net Income2 (US$m1) Adjusted EBITDA2 (US$m1) Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3918 assumed in converting H1 21 and H1 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. 2. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income and Adjusted Net Income Margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Adj Net Income Margin2 17.8% 19.2% Adjusted EPS: 30¢ Net Income (US$m1) Revenue (US$m1) EPS: 24¢

H1 revenue by service offering Revenue Change by Service (US$m1) +25.1% 181 226 +6% +57% +21% Omnichannel CX 59% Content, Trust & Safety2 17% Sales & Digital Marketing 24% Revenue Mix by Service (US$m1) Omnichannel CX Sales & Digital Marketing Content, Trust & Safety2 Others3 1% FX rate of US$1 = S$1.3918 assumed in converting H1 21 and H1 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. In Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis. Other service fees include revenues classified in the Consolidated Financial Statements as other business process services and other services. Note – Financial figures are unaudited. Total might not add up due to rounding.

H1 operating expenses Operating Costs as a % of Revenue (%) Total Operating Cost (US$m) 77.9% 79.3% Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. FX rate of US$1 = S$1.3918 assumed in converting H1 21 and H1 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. 75.7% excluding share-based payment expense +35% -5% +4% +27% excluding share-based payment expense Employee benefits Depreciation All others

OUTLOOK 04.

Financial outlook reiterated Revenue (S$ millions) Revenue growth (YoY) Adjusted EBITDA Margin2,3 Approximately 30.0% to 32.0% (Unchanged) FY2022 Outlook 1. Full year 2022 Outlook remains unchanged in Singapore dollars. This equates to US$467m to US$485m, using the FX rate of US$1 = S$1.3918, being the approximate rate in effect as of June 30, 2022. Previously, this was US$480m to US$499m, using the FX rate of US$1 = US$1.3534m, being the approximate rate in effect as of March 31, 2022. 2. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. 3. Adjusted EBITDA margin is a supplemental, non IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. S$650m to S$675m (Unchanged) Range: 17.1% to 21.6% (Unchanged) Revenue (US$ millions) US$467m to US$485m1

APPENDIX

Summary financials

Income Statement (Unaudited)	For the three months ended June 30			For the six months ended June 30		
	2022		2021	2022		2021
	US$'000	S$'000	S$'000	US$'000	S$'000	S$'000
Revenue	**116,580**	**162,256**	**131,565**	**226,095**	**314,679**	**251,637**
Employee benefits expense	-75,704	-105,365	-80,672	-150,320	-209,215	-155,426
Depreciation expense	-6,679	-9,296	-9,899	-13,545	-18,852	-19,839
Rental and maintenance expense	-1,707	-2,376	-2,839	-3,335	-4,642	-5,677
Recruitment expense	-2,541	-3,536	-2,534	-4,559	-6,345	-4,515
Transport and travelling expense	-284	-395	-305	-420	-585	-533
Telecom and technology expense	-2,042	-2,842	-2,053	-3,931	-5,471	-3,920
Interest expense	-338	-471	-2,826	-688	-958	-3,747
Other operating expense	-1,450	-2,018	-3,341	-3,285	-4,572	-6,144
Share of profit from an associate	40	56	18	53	74	43
Interest income	303	422	90	495	689	174
Other operating income	653	909	1,017	1,797	2,501	2,744
Profit before income tax	**26,831**	**37,344**	**28,221**	**48,357**	**67,303**	**54,797**
Income tax expenses	-7,576	-10,544	-5,805	-13,147	-18,298	-10,034
Profit for the period	**19,255**	**26,800**	**22,416**	**35,210**	**49,005**	**44,763**

To the extent so indicated, financial figures are unaudited.
FX rate of US$1 = S$1.3918 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022.
Totals might not add up due to rounding.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted EBITDA (Unaudited) For the three months ended June 30 Q2 20211 (Unaudited) 2022 2022 2021 US$’000 S$’000 S$’000 Profit for the Period 19,255 26,800 22,416 Adjustments:   Depreciation Expense 6,679 9,296 9,899 Income Tax Expense 7,576 10,544 5,805 Interest Expense 338 471 2,826 Interest Income (303) (422) (90) EBITDA 33,545 46,689 40,856 Equity-settled share-based payment expense  2,574 3,582 - Adjusted EBITDA 36,119 50,271 40,856 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3918 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. Totals might not add up due to rounding. For the six months ended June 30 H1 20211 (Unaudited) 2022 2022 2021 US$’000 S$’000 S$’000 35,210 49,005 44,763   13,545 18,852 19,839 13,147 18,298 10,034 688 958 3,747 (495) (689) (174) 62,095 86,424 78,209 8,273 11,515 - 70,368 97,939 78,209

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted Net Income (Unaudited) For the three months ended June 30 H1 20221 (Unaudited) For the six months ended June 30 H1 20221 (Unaudited) 2022 2021 2021 2022 2021 US$’000 S$’000 S$’000 US$’000 S$’000 S$’000 Profit for the period 19,255 26,800 22,416 35,210 49,005 44,763 Adjustments:     Equity-settled share-based payment expense 2,574 3,582 - 8,273 11,515 - Adjusted Net Income 21,829 30,382 22,416 43,483 60,520 44,763 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3918 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. Totals might not add up due to rounding.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted EPS (Unaudited) For the three months ended June 30 H1 20221 (Unaudited) For the six months ended June 30 H1 20221 (Unaudited) 2022 2021 2021 2022 2021 Per Share US$ Per Share S$ Per Share S$ Per Share US$ Per Share S$ Per Share S$ EPS 0.13 0.19 0.18 0.24 0.34 0.36 Adjustments:     Equity-settled share-based payment expense 0.02 0.02 - 0.06 0.08 - Adjusted EPS 0.15 0.21 0.18 0.30 0.42 0.36 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3918 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of June 30, 2022. Totals might not add up due to rounding.

TDCX - Unique combination of competitive advantages Source: Company F-1 Public Filing. All figures as of June 30, 2022 or for H1 2022 unless otherwise stated 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. Multi-Geographical Presence; Leadership in Southeast Asia 11 Geographies Global footprint Anchored in SEA with leadership position >90% Revenue from Southeast Asia 93% Revenue from New Economy1 Clients Focus on High Growth New Economy1 Clients Focus on Complex Services and New Economy clients >60% of employees are college or university graduates Focus on Complex Services Deep understanding of fast-growing verticals Domain Expertise Proprietary technologies with data analytics capabilities Technology Better employee outcomes Better Employee Through-put 1 Domain Expertise and Technology Culture Aligned with Tech Clients; Strong Focus on Talent & Innovation 2 3 4 Higher revenue and EBITDA per employee compared to CX peers High employee satisfaction scores Lower attrition compared to industry

Continuous innovation to drive competitive advantage Artificial Intelligence Robotic Process Automation Data Analytics / Consulting Integrated Digital CX Application Flash Hire: Automated video-based recruitment platform Automation projects: support operational reporting, KPI monitoring & others Acuity: Data platform combines rich operational data with prescriptive analytics Multi-modal solutions: video chat support, hybrid AI and agent chat bot, etc Outcome Improve talent matching; halved hiring time Improve operational efficiency & effectiveness Provide expert insights to clients Improve customer experience, enhance agents’ efficiency and effectiveness

Strong growth in total addressable market TDCX is uniquely positioned to capture the increasing demand for CX services, especially in Southeast Asia, from New Economy1 clients 13.3% 4.4% 20A-25E CAGR CAGR: 6.7% New Economy1 Traditional Economy 11.8% CAGR: 4.6% 2.2% 20A-25E CAGR SEA CX Market Size (US$b) Global CX Market Size (US$b) Source: Company F-1 Public Filing, Frost & Sullivan. Market sizing based on delivery locations which includes both onshore and offshore data. 1 “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. TDCX is expanding globally

Our growth strategy Expand business and service offerings with existing clients Strengthen business development and marketing to accelerate new client growth Prudent expansion into new geographic markets Maintain operational and cost efficiencies; continuous improvement of productivity Strategic M&A to add capabilities, clients or geographies

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